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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549




                                  SCHEDULE 13D




                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                             AEROSONIC CORPORATION
- -------------------------------------------------------------------------------
                                (Name of Issuer)



                          COMMON STOCK, par value $.40
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0080 15307
                  ----------------------------------------------
                                 (CUSIP Number)

    J. Mervyn Nabors, 1212 North Hercules Avenue, Clearwater, Florida 34625
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                  May 23, 1996
- -------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or(4), check the following box. []

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                                             13D
  CUSIP No. 0080 15307                                                PAGE    2   OF   5    PAGES
            ----------                                                     ------    ------
   1  NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                J. Mervyn Nabors and J. Mervyn Nabors d/b/a JenTrust
                ###-##-####


   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (see Item 2)                                                                                      (a) []
                                                                                                                  (b) []


   3  SEC USE ONLY


   4  SOURCE OF FUNDS*
                Not Applicable.

   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         []

   6  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

                     7   SOLE VOTING POWER
                              (see Item 2)

     NUMBER OF       8   SHARED VOTING POWER
      SHARES                  (see Item 2)
   BENEFICIALLY
   OWNED BY EACH
     REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON                  (see Item 2)
       WITH
                     10  SHARED DISPOSITIVE POWER
                              (see Item 2)


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 (see Item 2)


  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        []
                 (see Item 2)



  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 (see Item 2)



  14    TYPE OF REPORTING PERSON*
                 IN




*SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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ITEM 1.          SECURITY AND ISSUER.

                 This statement relates to the common stock, par value $.40 per share, of Aerosonic Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1212 North Hercules Avenue, Clearwater, Florida 34625.


ITEM 2.          IDENTITY AND BACKGROUND.

                 On April 7, 1995, Herbert Frank, Miriam Frank, Richard Frank and J. Mervyn Nabors (together with J. Mervyn Nabors d/b/a JenTrust) filed a Schedule 13D with the Securities and Exchange Commission (the "Commission") indicating that such persons were acting as a group with respect to certain shares of the common stock of the Issuer (the "Original Schedule 13D"). The Original Schedule 13D was amended by an Amendment No. 1 to such Original Schedule 13D filed on behalf of Herbert
                 J. Frank, Miriam Frank, Richard Frank and J. Mervyn Nabors (together with J. Mervyn Nabors d/b/a JenTrust) with the Commission on June 9, 1995 (as so amended, the "Amended Original Schedule 13D"). On May 23, 1996, J. Mervyn Nabors purchased 1,087,000 shares of the common stock of the Issuer from the Herbert J. Frank Revocable Trust. Concurrently with this filing, J. Mervyn Nabors is filing a Schedule 13D with respect to the shares of the common stock of the Issuer beneficially owned by him. This Schedule 13D shall evidence and disclose that J. Mervyn Nabors has withdrawn from, and is no longer a member of, the group subject to the Amended Original Schedule 13D.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Not applicable. This Amendment No. 2 to Schedule 13D is filed to evidence the termination of the reporting requirements of
                 J. Mervyn Nabors (together with J. Mervyn Nabors d/b/a JenTrust) as a member of the group subject to the Amended Original Schedule 13D. See Item 2 above.


ITEM 4.          PURPOSE OF TRANSACTION.

                 Not applicable. This Amendment No. 2 to Schedule 13D is filed to evidence the termination of the reporting requirements of
                 J. Mervyn Nabors (together with J. Mervyn Nabors d/b/a JenTrust) as a member of the group subject to the Amended Original Schedule 13D. See Item 2 above.


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 Not applicable. This Amendment No. 2 to Schedule 13D is filed to evidence the termination of the reporting requirements of
                 J. Mervyn Nabors (together with J.





                                  Page 3 of 5
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                 Mervyn Nabors d/b/a JenTrust) as a member of the group subject to the Amended Original Schedule 13D.  See Item 2 above.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 Not applicable. This Amendment No. 2 to Schedule 13D is filed to evidence the termination of the reporting requirements of
                 J. Mervyn Nabors (together with J. Mervyn Nabors d/b/a JenTrust) as a member of the group subject to the Amended Original Schedule 13D. See Item 2 above.


ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 Not applicable.





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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      /s/ J. Mervyn Nabors
DATE:  May 31, 1996              ----------------------------------
                                          J. Mervyn Nabors






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